CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the three months ended March 31, 2003

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employed more than 20,000 professionals and CGI's annualized revenue run-rate is CDN$2.9 billion (US$1.9 billion). As at March 31, 2003, CGI's order backlog was CDN$11.2 billion (US$7.6 billion). CGI provides end-to-end IT and business process services to more than 3,500 clients worldwide from offices in Canada, the United States and Europe. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.

Stock Exchange
Toronto Stock Exchange: GIB.A
New York Stock Exchange: GIB

Shares Outstanding (as at March 31, 2003)
360,172,961 Class A subordinate shares        40,799,774 Class B shares

Second Quarter Fiscal 2003 Trading History
TSX (CDN$)		NYSE (US$)

Open:	$6.78	Open:	$4.35
High:	$7.65	High:	$4.95
Low:	$6.45	Low:	$4.20
Close:	$6.89	Close:	$4.70
Average Daily Trading Vol.:	699,000	Average Daily Trading Vol.:	26,000

Transfer Agent
Computershare Trust Company of Canada
1-800-564-6253

Investor Relations
Julie Creed
Vice-President, Investor Relations
Telephone: (312) 201-4803
julie.creed@cgi.com

Ronald White
Director, Investor Relations
Telephone: (514) 841-3230
ronald.white@cgi.com

www.cgi.com

Management’s Discussion and Analysis of Financial Position and Results of Operations
 Second quarter ended March 31, 2003

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto for the three months ended March 31, 2003, and with the Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) in the fiscal 2002 annual report, including the section on risks and uncertainties. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). CGI’s financial results are reconciled to US GAAP at the end of its fiscal year, and an analysis of this reconciliation is provided in its annual report. All dollar amounts are in Canadian dollars unless otherwise indicated.

Vision, Core Business and Strategy

Founded in 1976, CGI has evolved to become the largest Canadian independent information technology (“IT”) services firm and the fourth largest in North America based on its headcount of 20,000 professionals as of March 31, 2003. CGI serves more than 3,500 clients worldwide, providing a full range of IT and business process outsourcing (“BPO”) services, including management of IT and business functions (outsourcing), systems integration, and strategic IT and management consulting. CGI’s annualized revenue run rate is $2.9 billion and it has a backlog of signed contracts worth $11.2 billion.

CGI’s vision is to be a world-class IT and BPO leader helping its clients win and grow. CGI’s mission is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. CGI emphasizes a culture of partnership, intrapreneurship and integrity and strives to be recognized by its clients, its members and its shareholders as one of the top five pure players in IT and BPO services. CGI is achieving its vision by concentrating on its core competencies and by building its critical mass predominantly in Canada, the United States and Europe to better serve its clients, both locally and internationally.

Industry research as recent as March 2003, from firms such as Gartner Group and IDC, confirms that market demand for IT and BPO is large and continues to grow significantly. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continues to strengthen its position in the US outsourcing market. CGI intends to replicate the strategy it successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts. The Company has made good progress in growing its revenue from the US and internationally over the last three years and expects this trend to continue.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. Over the past 10 years, approximately 60% of CGI’s growth has been organic and 40% through acquisitions. The Company expects to maintain this mix over the long-term. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of its operations. Most organic growth to date has been in Canada, but CGI is growing its sales funnel of contract proposals more meaningfully in the US and internationally. The second element of CGI’s growth strategy is the pursuit of large, new outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, but proposal activity is healthy across all regions. At March 31, 2003, CGI’s pipeline of large outsourcing contract proposals under review by potential clients was $5 billion, with a growing proportion from the US.

The third and fourth drivers of CGI’s growth strategy focus on acquisitions – of smaller business units or niche players and of large companies, respectively. CGI identifies niche company acquisitions through its strategic mapping program that systematically searches for companies that could strengthen its geographic presence, vertical market knowledge, or increase the richness of its service offerings. Currently, CGI is focused on acquisitions in high growth vertical areas, such as government services and healthcare in the US as well as on expanding its BPO capabilities. Through large acquisitions, CGI is seeking targets in Europe and the US that will increase its geographical presence and critical mass, to further qualify CGI for larger outsourcing deals. In Canada, CGI will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions, and focus on increasing shareholder value.

CGI’s operations are managed through four strategic business units (“SBU”), in addition to Corporate services, namely: Canada, United States, Europe and Business Process Services (“BPS”). The mission of these SBUs is as follows:

•	The Canada SBU provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located primarily in Canada. However its professionals and facilities also serve US and foreign-based clients as an integral part of CGI’s offshore and near-shore delivery model. Likewise, CGI’s services to financial cooperatives are delivered on a North American basis and accordingly, the business related to the Company’s US accounts is reported as part of the Canadian operations.
•	The United States SBU provides end-to-end IT services, including systems integration, consulting, application maintenance and development outsourcing (tier 2 & 3) in nine key US metropolitan markets, namely Atlanta, Boston, Chicago, Cleveland, Houston, Dallas, Greater New York, San Francisco and Washington, DC.
•	The Europe SBU provides IT services, including consulting, systems integration and outsourcing, to European clients.
•	The BPS SBU provides a full-spectrum of business process outsourcing services to its North American client base. Its services include business processing for insurance companies, certain pay services, document management services, finance and administration as well as healthcare and government business process services. The operations of the BPS unit now include insurance BPO services previously delivered by the Canadian SBU.

Corporate Developments in the Second Quarter

CGI’s growth prospects were improved during the quarter with $614.4 million in new contract bookings, renewals and extensions. Highlights in the second quarter included:

•	Closing the acquisition of Underwriters Adjustment Bureau Ltd. (“UAB”), with an annualized revenue run rate of approximately $100 million. The purchase price was $54.1 million in cash. The acquisition of UAB significantly expands the capabilities of CGI’s insurance and business process services units, adding 1,300 professionals to its workforce. The acquisition was initially announced on November 12, 2002.
•	Signing a 10-year IT outsourcing agreement valued at $170 million with Alcan. The signing of the memorandum of understanding was initially announced on July 30, 2002. CGI manages Alcan’s help desk operations and provides user support, data centre management services as well as electronic messaging systems. It is serving Alcan’s operations in Quebec, British Columbia as well as some operations in the United States.
•	Successfully acquiring and integrating Cognicase Inc. (“Cognicase”). In the second quarter, CGI successfully acquired all of the outstanding common shares of Cognicase for $347.3 million, representing a total cash consideration of $187.5 million and a total share consideration of 19,850,245 Class A subordinate shares of CGI. The final acquisition price increased by $25.6 million from the amount disclosed on February 25, 2003, including a cash portion of $7.3 million for legal and transaction fees, and a balance of purchase price of $18.3 million to be paid for acquisitions made by Cognicase prior to CGI’s acquisition. CGI’s second quarter results include the contribution of approximately 90.0% of Cognicase’s results beginning on January 14, 2003, 96.7% of Cognicase’s results beginning on January 27, and 100% of results following the acquisition of all shares on February 20, 2003. CGI integrates all acquisitions into its business units immediately and therefore, does not provide a breakout of Cognicase results in the quarter.

CGI Group Inc.	Management's Discussion and Analysis of Financial Position and Results of Operations Second Quarter ended March 31, 2003	Page 2
During the second quarter, CGI proceeded with the integration of Cognicase’s employees and operations. CGI managed the integration as a three-phased project spanning over a period of three months. As part of phase one, CGI completed its due diligence of Cognicase, planned the process, matched Cognicase operations with those of CGI and designed the legal structures. In phase two, CGI’s business unit leaders managed the actual integration process, including harmonization of working conditions and service delivery. Importantly, CGI immediately realized savings from matching corporate services and operational functions. During phase three, currently underway, CGI managers will wrap up outstanding issues including divestitures of Cognicase’s operations, representing approximately 10% of its former revenue stream, as well as complete the transition of Cognicase’s HR, financial and computer systems into those of CGI.

To date, CGI’s business unit leaders have met all of the milestones necessary for completing a rapid integration of Cognicase. Additionally, the quality of assets acquired from Cognicase, namely the people, products and services, have met or exceeded CGI management’s expectations. The Company believes that over time, this acquisition will increase shareholder value as the assets, when combined with CGI, will fuel stronger organic growth and cash flow.

Significant Events Since March 31, 2003

On April 15, 2003, BCE and CGI confirmed that they are continuing their discussions, as announced on December 18, 2002, to develop a plan with the following objectives:

(i)	to enhance the value of CGI by ensuring the continuity of CGI’s management and CGI’s ability to deliver high quality services to its customers; and
(ii)	to realize the maximum value of BCE’s investment in CGI.

While no final decisions have been made, the parties are committed to reaching a final agreement no later than August 1, 2003.

Financial Review for Second Quarter of 2003

Second quarter results were in line with CGI management’s expectations and objectives for the year.

Revenue

	Year-over- year change	3 months ended March 31, 2003	3 months ended March 31, 2002	3 months ended December 31, 2002	6 months ended March 31, 2003	6 months ended March 31, 2002

(in `000 of Canadian dollars)%		$	$	$	$	$
Revenue	38.4	736,099	531,901	588,984	1,325,083	1,044,398

Costs of services, selling &
administration expenses	36.5	618,776	453,217	501,301	1,120,077	890,252
Total operating expenses	36.5	624,482	457,494	506,293	1,130,775	898,834
EBITDA [1]	50.0	111,617	74,407	82,691	194,308	145,564

_________________

[1]	EBITDA represents earnings before depreciation and amortization, interest and income taxes. EBITDA is presented because it is a widely accepted financial indicator of a company’s ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net earnings, as an indicator of operating performance or of cash flows or as a measure of liquidity. Because EBITDA is not a measurement determined in accordance with Canadian GAAP, EBITDA as presented may not be comparable to similarly titled measures of other companies.

CGI Group Inc.	Management's Discussion and Analysis of Financial Position and Results of Operations Second Quarter ended March 31, 2003	Page 3

Revenue for the second quarter of fiscal 2003 of $736.1 million increased 38.4% from last year’s second quarter revenue, and was up 25.0% sequentially. Year-over-year organic growth in the quarter of 7.5% was driven by a combination of recent client wins, contract renewals, and add-on projects from existing clients. Acquisitions made within the past year represented 30.9% year-over-year growth in the quarter, including UAB and Cognicase.

Revenue for the six-month period ended March 31, 2003 of $1,325.1 million represented an increase of 26.9% compared to revenue for the six-month period ended March 31, 2002.

[Pie charts showing the following omitted]

Contract Types	Segmented Information by Geographic Markets	Targeted Verticals
A. Management of IT and business functions (outsourcing) 69% B. Systems integration and consulting 31%	A. Canada 79% B. US 17% C. International 4%	A. Financial services 40% B. Telecommunications 19% C. Manufacturing, retail and distribution 17% D. Governments 13% E. Utilities and services 9% F. Healthcare 2%

Long-term outsourcing contracts in the second quarter represented 69% of the Company’s total revenue, including approximately 20% from BPO services, while project oriented systems integration and consulting (“SI&C”) work represented 31%. The mix of long-term outsourcing and SI&C shifted from the previous quarter of 74% and 26% respectively after the acquisition of Cognicase, as a large proportion of its business was comprised of SI&C services. The impact was mitigated with the acquisition of UAB whose business was composed entirely of outsourcing services.

The mix of revenue based on where clients are located shifted slightly from last quarter because all clients of UAB, and the majority of Cognicase’s clients, were Canadian. Clients in Canada represented 79% of total revenue; clients in the US represented 17%; and all other regions, 4%.

CGI continued to improve the diversification of its revenue among the industry verticals that it targets with its expertise. Revenue from clients in the financial services sector remained unchanged at 40% of revenue, primarily as a result of the acquisition of Cognicase and UAB; while telecommunications represented 19%; manufacturing, retail and distribution 17%; governments, 13%; utilities and services, 9%; and healthcare, 2%. CGI has

CGI Group Inc.	Management's Discussion and Analysis of Financial Position and Results of Operations Second Quarter ended March 31, 2003	Page 4

grown its presence in the utilities and services and healthcare sectors over the last year so that the telecom revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 25% in last year’s second quarter to 19% in this year’s second quarter.

In the second quarter, CGI’s top five clients represented 31.4% of total revenue, compared with 36.7% in the first quarter. Combined revenue attributable to numerous contracts from the BCE family of companies remained stable and represented 17.2% of total revenue or approximately the same on an absolute dollar basis compared to the first quarter.

Please see additional information that follows in the section entitled “Performance by Strategic Business Unit” in this MD&A.

Operating Expenses and Earnings Before Depreciation and Amortization of Fixed Assets, Amortization of Contract Costs and Other Long-term Assets, Interest and Income Taxes (“EBITDA”)

The costs of services, selling and administrative expenses were $618.8 million in the second quarter or 84.1% of revenue, compared to 85.2% of revenue in the second quarter of last year and 85.1% in the first quarter. Total operating expenses, including expenses associated with research, were $624.5 million or 84.8% of revenue, lower than 86.0% of revenue in both last year’s second quarter and the first quarter.

The EBITDA for the second quarter increased 50.0% to $111.6 million, compared with the same quarter a year ago. The EBITDA margin was 15.2% in the second quarter, compared with 14.0% in both last year’s second quarter and the first quarter. The EBITDA margin increased in the quarter mainly as a result of realizing synergies from the Cognicase acquisition and the continued focus on project and cost management, as well as the impact of receiving performance bonuses on the completion of two projects.

Depreciation and Amortization

The depreciation of fixed assets was $15.5 million, compared with $9.8 million in the second quarter of last year, and $9.6 million in the first quarter. The sequential increase reflects an increase in fixed assets acquired through Cognicase and UAB as well as assets acquired in support of the operations. The depreciation of the Cognicase assets was $2.6 million while the depreciation associated with assets acquired from UAB was $0.5 million. At the end of the first quarter the Company acquired the tier 1 assets of a Canada Post subsidiary. The depreciation on these assets in the quarter was $1.7 million.

The amortization of contract costs and other long-term assets increased to $17.9 million from $7.6 million in the prior year quarter, and from $12.4 million in the first quarter. The acquisition of Cognicase and UAB contributed to an increase in the limited life intangible assets. Accordingly, the amortization on these assets was $4.2 million and $0.3 million respectively for Cognicase and UAB in the quarter. In addition to these items, incremental amortization was realized in the quarter on new enterprise license agreements and maintenance contracts with software vendors that support the Company’s tier 1 clients.

Earnings Before Interest and Income Taxes (“EBIT”)

EBIT was $78.2 million in the second quarter, up 37.0% over last year’s second quarter EBIT of $57.1 million, and up sequentially from EBIT of $60.7 million in the first quarter. The EBIT margin decreased slightly to 10.6%, from 10.7% in last year’s second quarter, but was up from the first quarter’s 10.3%. The increase from the previous quarter is reflective of the improved EBITDA, noted above, but was partially offset by the increased depreciation on the fixed assets and amortization on contract costs and other long-term assets.

CGI Group Inc.	Management's Discussion and Analysis of Financial Position and Results of Operations Second Quarter ended March 31, 2003	Page 5

Income Taxes

The effective income tax rate in the second quarter was 39.7% compared with 41.6% in last year’s second quarter and 39.7% in the first quarter. The decrease in the second quarter, compared with the same period in the prior year, is mainly a reflection of the decrease in the revised Canadian statutory tax rate. In future quarters, CGI’s effective income tax rate may vary based on the mix and performance of business by country or further changes in tax law.

Net Earnings

Net earnings in the second quarter increased 35.0% to $44.8 million over net earnings of $33.2 million in the same quarter a year ago, and increased 21.0% from $37.0 million reported in the first quarter. Basic and diluted earnings per share of $0.11 for the quarter were up from basic and diluted earnings per share of $0.09 reported in last year’s second quarter, and of $0.10 reported in the first quarter. CGI’s weighted average number of shares was up 4.6% compared with the second quarter of 2002 and up 4.2% sequentially due to the issuance of shares in respect to the Cognicase acquisition

The net earnings margin was 6.1%, down slightly from 6.2% in last year’s second quarter and 6.3% in the first quarter. The sequential decrease is reflective of costs related to the long-term debt that was used to finance the acquisitions of Cognicase and UAB. The fees and interest expense related to the draw down of this debt was $4.0 million. The contract with Innovapost is accretive to CGI’s earnings and the Company expects margins to gradually improve and the profitability of this contract to be in line with other outsourcing contracts over the next few quarters.

Net earnings for the six-month period ended March 31, 2003 were $81.8 million, up 28.3% from $63.8 million posted in the same period of the prior year. Basic and diluted earnings per share of $0.21 for the first half of fiscal 2003 were up from basic and diluted earnings per share of $0.17 posted in the same period of the previous year. The Company’s weighted average number of shares was up 3.8% compared with the first six-month period of fiscal 2002.

Pro forma Net Earnings

Under the stock option plan, had compensation costs been determined using the fair value method at the day of grant for awards granted since October 1, 2001, the Company’s pro forma net earnings, basic and diluted earnings per share would have been $42.7 million, $0.11 and $0.11 respectively, for the three month period ended March 31, 2003.

CGI Group Inc.	Management's Discussion and Analysis of Financial Position and Results of Operations Second Quarter ended March 31, 2003	Page 6

Performance by Strategic Business Unit

CGI has four SBUs: Canada, US (tier 2 & 3), International and BPS, in addition to the Corporate unit. CGI manages its operations, evaluates each SBU’s performance and reports segmented information according to this structure (see Note 7 to the Consolidated Financial Statements for the three months ended March 31, 2003). The comparative figures provided below have been reclassified in order to conform to the presentation adopted in 2003. The highlights for each segment in the second quarter are detailed below.

	3 months ended March 31, 2003	3 months ended March 31, 2002	3 months ended December 31, 2002	6 months ended March 31, 2003	6 months ended March 31, 2002

(in `000 of Canadian dollars)	$	$	$	$	$
Revenue
Canada	562,092	391,876	449,470	1,011,562	766,671
US - Tier 2 & 3	68,061	60,058	52,793	120,854	133,008
Europe	31,982	33,724	32,824	64,806	69,253
BPS	95,427	57,078	67,317	162,744	110,816
Intersegment eliminations	(21,463)	(10,835)	(13,420)	(34,883)	(35,350)

Total revenue	736,099	531,901	588,984	1,325,083	1,044,398

Earnings before interest and income taxes (EBIT)
Canada	84,984	61,892	67,987	152,971	115,736
US - Tier 2 & 3	1,591	2,008	(1,068)	523	(693)
Europe	(791)	(717)	(2,968)	(3,759)	(939)
BPS	10,001	9,687	9,880	19,881	18,840
Corporate expenses and programs	(17,561)	(15,785)	(13,097)	(30,658)	(23,300)

Total EBIT	78,224	57,085	60,734	138,958	109,644

Canada SBU

In the second quarter, revenue from the Canada SBU was up 43.4% over last year’s second quarter, and up 25.1% sequentially, largely reflecting the acquisition of Cognicase. During the quarter, CGI’s business unit leaders were focused on the rapid integration of recent acquisitions into their current operations. As the key elements of the integrations have been accomplished, business unit managers will direct their resources toward leveraging these acquisitions and driving new business development, and organic growth is expected to return. In addition to the acquisition of Cognicase, the following developments also contributed to revenue in the second quarter:

•	Completing the acquisition of Halifax-based Cornerstone Project Management Inc. (“Cornerstone”) with annualized revenue of $2.8 million. Cornerstone was established in 1998 and employed 25 professionals. Its professionals provide project management services to organizations in the government, healthcare and financial services sectors including Blue Cross, Maritime Life and the Government of Nova Scotia. Cornerstone was recognized for its expertise in project management, and for its leadership in the Project Management Institute.
•	Signing a business process services contract worth an estimated $18.9 million over five years with the Secrétariat du Conseil du Trésor du Québec whereby CGI will supply a Web-accessible electronic call for tenders system to all Quebec government departments and agencies as well as establishments in the education, health and social services and municipal networks. The platform will publish and distribute requests for quotations for goods and services, including those sought from the construction sector. As project manager, CGI will be responsible for development and operation of the solution, including its hosting and the printing and distribution of call for tenders documents, and will provide support to users via a call centre.

CGI Group Inc.	Management's Discussion and Analysis of Financial Position and Results of Operations Second Quarter ended March 31, 2003	Page 7

EBIT reported for the Canada SBU for the quarter of $85.0 million was up 37.3% year-over-year and up 25.0% from the first quarter, largely reflecting the operational results of recent acquisitions, namely Cognicase. The level of project reserves taken for loss provisions on certain client contracts during the quarter was similar to the level recognized in the first quarter, but higher than those taken in last year’s second quarter.

US (Tier 2 & 3) SBU

Revenue from the US (Tier 2 & 3) SBU was up 13.3 % compared with last year and up 28.9% from the first quarter. The acquisition of Cognicase contributed 27.2% of the sequential revenue growth while organic growth in this SBU accounted for 1.7%. CGI retained its relationships with its major customers and its revenue, before taking into account the impact of Cognicase, was comparable with the previous quarter. There was a continued improvement in EBITDA for the US (Tier 2 & 3) SBU, which improved from $1.5 million to $4.6 million. This improvement resulted from the integration of the Cognicase operations and from the first quarter realignment of the US (Tier 2 & 3) SBU to the Company’s traditional model that focuses each business unit on their local markets — metro markets. Additionally, the US (Tier 2 & 3) SBU implemented cost containment measures in the second quarter, including headcount reductions, which have improved operating margins. EBIT in the second quarter improved from a loss of $1.1 million to an earnings of $1.6 million in the second quarter due to the improved profitability of the US business units, as seen in the EBITDA. The US (Tier 2 & 3) SBU operational results continue to be affected by the softness in the US market and the weak demand for SI&C services, but CGI is experiencing a growing demand for IT outsourcing services and has been receiving more requests for proposals from prospective outsourcing clients. The Company does not expect the SI&C business in the US to return with any degree of strength before 2004, but does expect that its US operations will see a gradual improvement in margins.

Europe SBU

Revenue reported by the Europe SBU was down 5.2% from the same quarter last year and was down 2.6% sequentially. Excluding the contribution of the Portugal and Latin America operations which were closed down in the first quarter of fiscal 2003, the revenue of this SBU would have increased by 5.4% from the previous year and would be down 1.2% sequentially. The revenue of CGI’s European operations was driven primarily by new consulting and systems integration contracts signed in the United Kingdom. Systems integration and consulting revenue increased sequentially in the UK, while results in France were weak as the financial sector there remains sluggish. An operational highlight for the Europe SBU in the second quarter, however, was the signing of a 30-month contract valued at $14.0 million with the Usine d’Electricité de Metz (“UEM”), an independent electric authority in France, for the upgrade of UEM’s customer relations management (CRM) statement and billing system. The contract also includes a partnership whereby CGI and UEM will jointly market the future solution. Designed for energy distributors and suppliers to the European market, the information system will provide multi-fluid (electricity, gas, district heating, etc.) and multi-activity (cable television, service contracts, Internet) management capabilities. The Europe SBU reported a loss before interest and income taxes of $0.8 million compared with a loss of $0.7 million for the same quarter last year and a loss of $3.0 million reported in the previous quarter, when $3.0 million in restructuring charges were taken for the Company’s operations in France. In the second quarter, a charge of $1.5 million was taken as the Company closed its Luxembourg operations.

Business Process Services (“BPS”) SBU

Revenue reported by the BPS SBU was up 67.2% over last year and up 41.8% sequentially, primarily related to the acquisitions of INSpire Insurance Solutions (“INSpire”) and UAB, which were added to the BPS SBU. Before the acquired activities, the BPS SBU reported a decline in its revenue of 3.6% from the previous year and 13.7% sequentially. This decline is primarily attributable to the Healthcare & Government business unit, which was negatively impacted by a soft government consulting market where completed projects were not replaced with new engagements. Also, the Healthcare & Government business unit realized a one-time recovery in the first quarter, but none in the second quarter, and also faced a temporary decline in the volume of medical claims being processed. The BPS SBU reported EBIT of $10.0 million, up 3.2% year-over-year and up

CGI Group Inc.	Management's Discussion and Analysis of Financial Position and Results of Operations Second Quarter ended March 31, 2003	Page 8

1.2% from the first quarter. The EBIT margin was 10.5% for the quarter, down from 14.7% in the previous quarter and 17.0% from the same quarter a year ago. The EBIT contribution of the former UAB and INSpire was offset by the decline noted above in the Healthcare and Government business unit and was affected also by a license sold in the insurance market in the first quarter, while none was sold in the second quarter. The Company expects that a certain period of time will be required before the margins of the recently acquired UAB and INSpire operations are increased to the same level of profitability as the other business units in this SBU, primarily because of their integration activities and amortization on limited life intangible assets. The Company believes that the trend in the volume of medical claims processing will stabilize and start to improve over the remainder of the year but remains cautious in its outlook for the management consulting conducted by this unit.

Segmented Information based on Geography

When CGI reports segmented information by strategic business unit, the Canada SBU, for example, includes revenue that it recognizes from servicing clients based in the US as part of its near-shore delivery model; just as it recognizes revenue from its Services to Financial Cooperatives business unit, a unit that is focused on a North American delivery model. Likewise, revenue reported by the BPS SBU reflects services it provides to both US and Canadian clients. In order to provide a better understanding of how the Company’s client base is growing, CGI also reviews its operations based on actual client geography and reports for three geographic units: Canada, US, Europe; in addition to the Corporate unit. The highlights for each geographic unit in the second quarter are detailed below:

	3 months ended March 31, 2003	3 months ended March 31, 2002	3 months ended December 31, 2002	6 months ended March 31, 2003	6 months ended March 31, 2002

(in `000 of Canadian dollars)	$	$	$	$	$
Revenue
Canada	596,335	394,712	459,921	1,056,256	776,270
US	129,245	114,700	109,659	238,904	234,625
Europe	31,982	33,324	32,824	64,806	68,853
Intersegment eliminations	(21,463)	(10,835)	(13,420)	(34,883)	(35,350)

Total revenue	736,099	531,901	588,984	1,325,083	1,044,398

Earnings before interest and income taxes (EBIT)
Canada	90,067	64,024	72,866	162,933	121,576
US	6,547	9,603	3,933	10,480	12,347
Europe	(829)	(757)	(2,968)	(3,797)	(979)
Corporate expenses and programs	(17,561)	(15,785)	(13,097)	(30,658)	(23,300)

Total EBIT	78,224	57,085	60,734	138,958	109,644

In the second quarter, revenue from clients based in Canada increased 51.1% over last year’s second quarter, and 29.7% sequentially. The year-over-year and sequential growth in revenue from Canadian clients primarily reflects the acquisition of Cognicase and UAB, but also represents new and growing business from Innovapost. EBIT from the Canadian clients was up 40.7% year-over-year and up 23.6% from the first quarter. The explanation of these variances is similar to those noted for the Canada SBU.

Revenue during the second quarter from clients based in the US was up 12.7% compared with last year and up 17.9% from the first quarter, primarily as a result of the acquisitions of INSpire and Cognicase (US clients) made during the year as well as additional outsourcing contracts and new consulting clients. However, growth in US based clients’ revenue was partially offset by the softness in the US market and the weak demand for SI&C services as well as issues in the Healthcare & Government business unit discussed in the section entitled “Performance by Strategic Business Unit.” EBIT from clients based in the US were down 31.8% over last year’s second quarter, but up 66.5% sequentially. As noted above,

CGI Group Inc.	Management's Discussion and Analysis of Financial Position and Results of Operations Second Quarter ended March 31, 2003	Page 9

the reorganization of the US with a metro market focus has resulted in a reduction of indirect expenses and a focus on client profitability, reflected in an increase in EBIT on a sequential basis.

Revenue from all other clients based outside North America was down 4.0% from the same quarter last year and was down 2.6% sequentially. The comments provided above in the “Performance by SBU” section for the Europe SBU are applicable to the International clients as they are the same at this point in time.

Review of Balance Sheet

The acquisition of Cognicase on January 13, 2003 changed CGI’s balance sheet significantly. The details of the assets acquired and liabilities assumed are described in the Note 4 of the Consolidated Financial Statements for the three months ended March 31, 2003, “Investment in subsidiaries and joint venture”. A discussion follows on line items of the balance sheet for which there were significant variances when compared to the balance sheet on December 31, 2002, including the impacts of this acquisition.

At March 31, 2003, cash and cash equivalents were $58.1 million, down from $97.4 million at the end of the first quarter. During the quarter, the Company used cash of $225.0 million to fund the acquisitions of UAB, Cognicase, Cornerstone and Projexpert. Another $35.0 million was disbursed in the course of the Cognicase acquisition, for the reimbursement of bank debts incurred by its subsidiaries, as well as payment of balances of purchase price obligations related to acquisitions made by Cognicase prior to January 13, 2003, and integration expenses, including payment of severances. However, it was financed by the issuance of a debt of $283.0 million. The cash balances acquired from UAB and Cognicase totalled $19.5 million and were added to the Company’s funds. The rest of the movements of cash were comprised mostly of purchase of fixed assets and licenses, and of some periodic expenses incurred in the normal course of business.

Accounts receivable and work in progress at the end of the quarter totaled $595.9 million, an increase of $196.4 million since December 31, 2002. Days of sales outstanding (“DSO”) were 50 days in the quarter, compared with 45 as at December 31, 2002. This increase is related primarily to the additional business assumed in the Cognicase and UAB acquisitions, with their older accounts receivable and work in progress acquired in the transactions. The accounts receivable also increased with the supplemental E-commerce Place credits accounted this quarter for CGI, the addition of Multimedia Place credits pertaining to Cognicase, and scientific research and experimental development (“SR&ED”) credits, representing an additional $7.6 million, that were excluded from the DSO calculation. The receivable for these credits which Cognicase had, at the acquisition date, are also excluded from the DSO calculation and were $33.5 million.

Fixed assets of $217.8 million increased by $49.5 million sequentially. The acquisition of Cognicase added $38.8 million of fixed assets, and UAB’s acquisition added $8.7 million. Also, during the quarter, the investment made for the new software designed for CGI’s internal use represented $4.6 million, in addition to $6.5 million related to the new offices at E-commerce Place in Montreal. These additions were offset by the quarterly amortization of fixed assets, and by a $3.3 million reduction, representing the effect of the exchange rate on the fixed assets denominated in foreign currencies for CGI’s foreign entities.

Contract costs and other long-term assets increased by $241.2 million to $715.7 million, from $474.5 million as at December 31, 2002. The increase, despite total amortization of $24.9 million during the quarter (including the portion of amortization of contract costs and other long-term assets applied against the revenue), is comprised of the following elements:

CGI Group Inc.	Management's Discussion and Analysis of Financial Position and Results of Operations Second Quarter ended March 31, 2003	Page 10
•	Intangibles acquired from Cognicase, mostly comprised of customer relationships and solutions that were developed for their clients, represented $200.0 million;
•	Customer relationships acquired from UAB, valued at $15.0 million;
•	An incentive granted as part of the Alcan outsourcing contract announced in the quarter;
•	As per the normal business with outsourcing clients, software licenses and maintenance contracts were acquired in order to deliver outsourcing services.

The goodwill increase of $255.2 million since December 31, 2002 is related to the acquisitions completed in the quarter, namely Cognicase, UAB, Projexpert and Cornerstone, which represented an addition of $291.6 million. It was offset by the devaluation of the foreign currencies against the Canadian dollar, impacting the goodwill denominated in foreign currencies by $35.8 million.

The short-term future income tax assets increased by $23.5 million between December 31, 2002 and March 31, 2003, due to a $16.2 million tax impact on the integration provisions of Cognicase and UAB, along with the balances acquired from Cognicase as at the acquisition date, which were $13.8 million.

Accounts payable and accrued liabilities increased by $145.3 million in the second quarter, mainly as a result of the outstanding payables of $136.6 million, acquired with Cognicase and UAB. Additionally, as at January 13, 2003, the accrual made for the integration costs of Cognicase was $72.5 million, mostly severances and real estate, and $5.4 million for UAB. Between January 13 and March 31, 2003, $20.9 million of costs had been paid from the acquisition provision related to Cognicase. Also, assets that were purchased from a subsidiary of Canada Post at the end of the first quarter 2003 were paid in the quarter, for a consideration of $16.3 million.

Deferred revenue of $93.3 million was up $38.4 million compared with the end of the first quarter, essentially due to the business acquired from Cognicase. The deferred revenue of Cognicase represented $26.4 million as at March 31, 2003 and the remainder of the increase reflected higher advance payments received from CGI’s outsourcing clients before April 1, 2003, for work to be performed in April. Deferred revenue can fluctuate from quarter to quarter depending on the timing of payments received from outsourcing clients.

Long-term debt increased by $326.6 million in the quarter, to $361.6 million including the current portion. This increase essentially reflects the $283.0 million debt issued for the cash consideration of the acquisition of Cognicase and the acquisition of UAB, the latter having been paid solely in cash. As at March 31, 2003, the debt balance also includes $31.8 million of purchase price balances for acquisitions made by Cognicase prior to January 13, 2003. These obligations will be disbursed over the period ending in December 2006. The balance of the increase includes funds withdrawn from the credit facilities to finance the purchase of assets from a subsidiary of Canada Post, along with the acquisition of software licences. Finally, the acquisition of Cognicase added capital lease obligations to the Company’s liabilities.

The future income tax liabilities, short and long term portions, increased by $18.6 million and $63.7 million respectively, due to the impact of the UAB acquisition for claims in process, to the acquisition of Cognicase for the Multimedia and SR&ED credits not received, and due to the unamortized future tax liability related to the Cognicase and UAB intangibles as at March 31, 2003.

In the shareholders’ equity, the issuance of 19,850,245 Class A subordinate shares for the acquisition of Cognicase increased the capital stock by $141.5 million.

CGI Group Inc.	Management's Discussion and Analysis of Financial Position and Results of Operations Second Quarter ended March 31, 2003	Page 11

The foreign currency translation account decreased by $43.7 million during the quarter, to negative $23.5 million, due to the significant appreciation of the Canadian dollar versus the US dollar between December 31, 2002 and March 31, 2003, since the Company translates the assets denominated in foreign currencies using the quarter-end exchange rates.

Analysis of Financial Condition and Cash Flows

	3 months ended March 31, 2003	3 months ended March 31, 2002	3 months ended December 31, 2002

(in `000 of Canadian dollars)	$	$	$
Cash (used in) provided by operating activities	(16,789)	28,585	30,132
Cash used in investing activities	(287,901)	(18,896)	(63,154)
Cash provided by (used in) financing activities	265,502	(14,198)	27,256
Foreign exchange (loss) gain on cash
held in foreign currencies	(102)	1,228	(1,022)

Net decrease in cash and cash equivalents	(39,290)	(3,281)	(6,788)

The operating activities required $16.8 million of cash in the second quarter, compared with $30.1 million of cash provided by operating activities in the first quarter 2003. The negative cash from operating activities resulted primarily from the change in working capital items, principally due to an increase in accounts receivable and a decrease in accounts payable and accrued liabilities. The increase in accounts receivable reflected the business acquired from Cognicase and UAB, who both had longer trade terms than the rest of the Company, and from an increasing receivable with one of the Company’s outsourcing clients, in the normal course of business. The other causes of the increase in accounts receivable were the credits recorded this quarter, but not yet received, namely the E-Commerce Place tax credits, the SR&ED credits and the MultiMedia Place credits (total of $16.4 million). The E-commerce Place tax credits receivable related to the 2002 fiscal year has been received in the third quarter.

The value of the assets and liabilities acquired from Cognicase as at January 13, 2003 is presented in Note 4, along with the provision for severance payments and costs to exit activities, thus having no impact on the cash provided or required from operating activities. However, after the acquisition, when payments are issued relative to the purchase of the company, severance payments or exit costs, they are reflected as a use of cash by the operating activities. Consequently, the decrease of accounts payable for an amount of $20.9 million in the second quarter of 2003 is due to the payment of severances and real estate costs pertaining to the Cognicase acquisition. The rest of the accounts payable decrease in the quarter is due to the payment to a client of assets acquired by the Company at the end of the first quarter 2003, and the timing related to disbursements carried out in the normal course of the Company’s operations.

Acquisitions completed during the quarter required $225.0 million of cash, the principal transaction being the purchase of Cognicase, for which $187.5 million was paid in cash. UAB was acquired on January 1, 2003, for a cash consideration of $54.1 million. These two companies had a net cash balance of $19.5 million, offsetting the amounts paid. The balance of the cash used for business acquisitions was to buy Projexpert and Cornerstone, for a combined cash consideration of $2.4 million.

In the other investing activities, cash used for the purchase of fixed assets during the quarter was mainly for the fit up of the new offices in E-commerce Place, for the continued investments in new software designed for the Company’s internal use and for equipment acquired for the integrated technology management business, in Montreal. The additional cash used for contract costs and other long term assets compared to the

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first quarter 2003 was mainly for licences acquired with various suppliers, to serve outsourcing clients, along with cash disbursed for software maintenance. An incentive of $2.5 million was also granted in the outsourcing contract with Alcan.

The cash provided through the issuance of long-term debt was mainly to finance the Cognicase and UAB acquisitions. The variation of other long-term debt corresponds to the reimbursement of credit lines that were held by Cognicase and UAB and to the payment of balances of purchase prices resulting from the Cognicase’s acquisition, related to acquisitions completed by Cognicase prior to its own acquisition by CGI. The balance was related to the re-payment of capital leases.

Liquidity and Other Financial Resources

	Total Commitment	Available at March 31, 2003	Outstanding at March 31, 2003

(in `000 of Canadian dollars)	$	$	$
Unsecured Revolving Credit Facility	415,000	95,443	319,557
Lines of Credit (Bank of Montreal)	25,000	25,000	--
Lines of Credit (CIBC) [1]	3,000	1,225	1,775
Lines of Credit (BC Central Credit Union)	500	500	--
Other	2,427	2,300	127

[1] New line of credit acquired from UAB

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company’s growth strategy.

As at March 31, 2003, cash and cash equivalents amounted to $58.1 million and the total credit facility available was of $124.5 million, compared with a cash and cash equivalents balance of $97.4 million as at December 31, 2002 along with a credit facility available of $414.1 million. The amounts used from the credit facilities were required mainly for the cash considerations of the Cognicase and UAB acquisitions, and for the fees disbursements surrounding these acquisitions, as described in the “Review of the balance sheet” section.

The bank credit facility contains certain covenants, which require the Company to maintain specific financial ratios. As at March 31, 2003, the Company met these ratios.

Capability to Deliver Results

CGI believes it has the capital resources and liquidity necessary to meet its commitments and existing obligations and to finance its operations. CGI also believes that it has the necessary non-capital resources necessary to achieve its goals for growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training, and quality processes that help the Company integrate new members as part of large outsourcing contract wins or acquisitions.

Risks and Uncertainties

While management is confident about the Company’s long-term prospects, the following risks and uncertainties would affect CGI’s ability to achieve its strategic vision and objectives for growth and should be considered when evaluating CGI’s potential:

The competition for contracts—CGI has a disciplined approach to the management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its

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employees deliver services consistently according to the Company’s high standards and they are based on strong values underlying its client-focused culture. These processes have contributed to CGI’s high contract win rate and renewal rate to date. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continues to strengthen its position in the US outsourcing markets. CGI intends to replicate the strategy it successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts. The Company has made good progress in growing its revenues from the US and internationally over the last three years and expects this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that CGI will continue to compete successfully.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting CGI’s ability to meet its growth targets.

Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a hedging strategy to protect itself, to the extent possible, against foreign currency exposure.

Business mix variations – Based on acquisitions and other transactions, the proportion of revenue that CGI generates in systems integration and consulting, versus long-term outsourcing contracts, may vary. However, CGI’s efforts are aimed at ensuring that it generates approximately 75% of its overall revenues from long-term outsourcing contracts.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, the Company is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for CGI, which has acquired 51 companies since inception. The Company’s disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at March 31, 2003, the vast majority of CGI’s operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors, its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners, its development of proprietary IT solutions to meet the needs of clients, regular training and sharing of professional expertise across its network of offices, and business acquisitions that provide specific knowledge or added geographic coverage.

CGI Group Inc.	Management's Discussion and Analysis of Financial Position and Results of Operations Second Quarter ended March 31, 2003	Page 14

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—with the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI’s total revenue.

Potential liability if contracts are not successfully carried out—CGI has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base—The Company generates a significant portion of its revenue from a shareholder’s subsidiaries and affiliates. Management does believe that the Company is not subject to any significant credit risk. The Company operates internationally and is exposed to market risks from changes in foreign currency rates. Other than the use of financial products to deliver on its hedging strategy, the Company does not trade derivative financial instruments.

Guarantees risk—In the normal course of business, the Company enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, leases agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services, or as a result of litigation that may be suffered by counterparties.

Outlook

CGI expects to be able to deliver continued growth and gradually improving margins in fiscal 2003. The Company’s strategy will continue to be based on a balanced mix of its four pillars of growth, namely organic growth through smaller contracts and projects, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

CGI will continue to leverage its flexible outsourcing delivery model in order to secure IT and business process outsourcing contracts. CGI’s balance sheet is solid. CGI is active in reviewing potential acquisition candidates to increase its critical mass in the US and Europe, and will continue to act as an IT domain consolidator in Canada. The Company believes that there are many acquisition opportunities available, but remains committed to its financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand and including the effect of the acquisition of Cognicase, CGI expects base revenue for its 2003 fiscal year to be between $2.8 and $3.0 billion and basic earnings per share to be in the range of $0.45 to $0.50. Earnings per share figures are based on an expected annualized weighted average number of shares outstanding of 395 million shares. CGI’s guidance excludes the impact of any acquisition or large outsourcing contract contributing more than $100 million per year in revenue.

Margin improvement remains among CGI’s most important financial objectives. Improvements during coming quarters will be driven by further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in selling, general & administration expenses.

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Integrity of Disclosure

CGI’s management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of the Audit and Risk Management Committee of CGI include (a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, (b) the review and assessment of the effectiveness of CGI’s accounting policies and practices concerning financial reporting, (c) the review and monitoring of CGI’s internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, (d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, (e) the review of the audit procedures, and (f) such other responsibilities usually attributed to audit committees or as directed by the Board of Directors of CGI.

Forward-looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commissions, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

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